UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Winland Electronics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

974241101

(CUSIP Number)

Matthew D. Houk

c/o Horizon Kinetics LLC

470 Park Avenue South, 4th Floor

New York, NY 10016

(646) 495-7333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 974241101

(1)	NAMES OF REPORTING PERSONS Matthew D. Houk
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 292,205 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 292,205 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,205 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.71%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 3,789,522 shares of common stock, par value $0.01 per share, outstanding as of November 4, 2013, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on November 8, 2013.

SCHEDULE 13D

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on February 11, 2013 (the “Initial 13D”) by the Reporting Person with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Winland Electronics, Inc., a Minnesota corporation (the “Issuer”), as previously amended, is hereby further amended to furnish the additional information set forth in this Amendment No. 2 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is hereby amended and restated in its entirety as follows:

The Reporting Person may be deemed to be the beneficial owner of, in the aggregate, 292,205 shares of Common Stock. The aggregate purchase price of the shares of Common Stock purchased by the Reporting Person was approximately $163,565.72 (including commissions). The source of funding for these shares of Common Stock was personal funds. 274,024 shares of Common Stock held by the Reporting Person were purchased in open market purchases. 18,181 shares of Common Stock held by the Reporting Person were issued pursuant to certain stock-based awards approved by the Issuer’s Board of Directors on August 22, 2013.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

Based on the Issuer’s Form 10-Q filed on November 8, 2013, there were 3,789,522 shares of Common Stock outstanding as of November 4, 2013.

(a)	The Reporting Person beneficially owns 292,205 shares of the Issuer’s Common Stock, all of which shares are held in personal accounts, or 7.71% of the Issuer’s Common Stock outstanding as of November 8, 2013. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of such shares of the Issuer’s Common Stock.

(b)	There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of, any shares of Common Stock referenced in paragraph 5(a).

(c)	The following table sets forth all transactions with respect to the shares of Common Stock effected by the Reporting Person since the last filing on Schedule 13D. All such transactions were purchases of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Matthew D. Houk	12/3/2013	5,000	0.48

Matthew D. Houk	12/12/2013	15,365	0.52

Matthew D. Houk	12/13/2013	2,499	0.54

Matthew D. Houk	12/16/2013	10,000	0.60

Matthew D. Houk	12/17/2013	3,450	0.65

Matthew D. Houk	12/19/2013	22,470	0.66

Matthew D. Houk	12/20/2013	1,840	0.66

(d)	No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2013

By:	/s/ Matthew D. Houk
Matthew D. Houk